July 8, 2014

By Hand and EDGAR

United States Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street N.E.,

                        Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Investments N.V. Registration Statement on Form F-4 (File No. 333-197229)

Dear Mr. McWilliams:

On behalf of our client, Fiat Investments N.V. (the “Registrant”), we are writing in connection with the above-referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on July 3, 2014. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement reflects comments of the Staff of the Securities and Exchange Commission (the “Commission”) made during a telephone conversation on July 7, 2014. In response to the Staff’s comments, the Amended Registration Statement consists only of an explanatory note and a revised Exhibit 5.1 including all of the annexes to the opinion of Loyens & Loeff N.V. (“Loyens”) as to the legality of the securities being registered. Also in response to the Staff’s comments, promptly following the completion of the Merger, the Registrant will file a post-effective amendment to the Registration Statement that will include an updated legal opinion that will omit assumptions 5.1 and 5.2 of Schedule 2. To facilitate the Staff’s review, we are including with this letter hard copies of the Amended Registration Statement.

Distribution of the prospectus included in the Registration Statement will commence later this week.

*        *        *

Securities and Exchange Commission

July 8, 2014

The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Sonia Bednarowski

Linda Cvrkel

Claire Erlanger

(Securities and Exchange Commission)

Richard K. Palmer

Alessandro Gili

Giorgio Fossati

(Fiat S.p.A.)